UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

In July 2022, Farmmi, Inc., a Cayman Islands company (the “Company”), formed a wholly-owned subsidiary in Canada, Farmmi Canada Inc. (“Farmmi Canada”).  Farmmi Canada will be engaged in the production and sales of agricultural products, such as mushroom, as well as agricultural trade business in Canada and other international markets.

In July 2022, the Company formed a wholly-owned subsidiary, Zhejiang Suyuan Agricultural Technology Co., Ltd. (“Suyuan Agri-Tech”), through its Hong Kong subsidiary, Farmmi International Limited. Suyuan Agri-Tech will be engaged in agricultural products production and trading business in China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2022

Farmmi, Inc.

By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer